NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        1997           1996
                                        ____           ____

                                           (in thousands)

Net income                            $  253,130      $  226,063
Income taxes                             158,500         142,900
                                      __________      __________

      Income before income taxes         411,630         368,963
                                      __________      __________

Add fixed charges
      Interest expense (A)                17,258          12,666
      Interest component of leases (B)    10,082           5,260
                                      __________      __________

Total fixed charges                       27,340          17,926
                                      __________      __________

Earnings before income taxes and
      fixed charges (C)               $  438,631      $  386,889
                                      ==========      ==========
Ratio of earnings to total fixed
      charges                              16.04           21.58
                                           =====           =====

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.